UNITED STATESSECURITIES
AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:   000-22026

CUSIP NUMBER:    76009U104

(Check one):   [ X ] Form 10-K [  ] Form 20-F [   ] Form 11-K [  ] Form 10-Q [  ]Form N-SAR [  ] Form N-CSR

For Period Ended: September 30, 2005
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended: ______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_______________________________________________________________________________________

PART I

REGISTRANT INFORMATION

Rent-Way, Inc.

Full Name of Registrant

Former Name if Applicable

One Rentway Place

Address of Principal Executive Office (Street and Number)

Erie, Pennsylvania 16505

City, State and Zip Code

PART II

RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, Rent-Way will be restating its financial results for its 2003 and 2004 fiscal years and its 2005 first quarter ended December 31, 2004, to reflect changes in lease accounting and revenue recognition. Rent-Way recently engaged Malin, Bergquist & Company, LLP to conduct an audit of the company’s restated financial statements for the year ended September 30, 2003. This audit cannot be completed by December 14, 2005, the filing due date of the company’s fiscal 2005 Form 10-K. These audited restated financial statements will be included in Rent-Way’s fiscal 2005 Form 10-K, which is expected to be filed on or before December 29, 2005. See letter of Malin, Bergquist attached as Exhibit A.

PART IV

OTHER INFORMATION

                (1)   Name and telephone number of person to contact in regard to this notification:

          John A. Lombardi                        (814)                      461-5258

                           (Name)                            (Area Code)      (Telephone Number)

                (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X ] Yes [ ] No

                (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

[ ] Yes [ X ] No

                If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

RENT-WAY, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

  Date:   December 14, 2005

  By:    /s/ William A.McDonnell

 Name:   William A. McDonnell

 Title:    Senior Vice President, Chief Financial Officer

Exhibit A

December 14, 2005

Securities and Exchange Commission
Washington, D.C. 20549

Dear Sir/Madam:

Re: Rent-Way, Inc. and our statement required by Rule 12b-25(c)

The Audit Committee of Rent-Way, Inc. recently engaged our firm to audit the fiscal 2003 statements of operations, shareholders’ equity and cash flows of Rent-Way, Inc. (the “Company”). Our audit of the Company’s fiscal 2003 statements of operations, shareholders’ equity and cash flows is currently in process. However, such audit will not be completed by December 14, 2005 (the filing due date of the Company’s fiscal 2005 Form 10-K) due to the late date of the commencement of our engagement.

Very truly yours,

/s/ Malin, Bergquist & Company, LLP
Erie, Pennsylvania